April 24, 2026

Lishan Aklog
Chief Executive Officer
PAVmed Inc.
360 Madison Avenue, 25th Floor
New York, NY 10017

       Re: PAVmed Inc.
           Registration Statement on Form S-3
           Filed April 21, 2026
           File No. 333-295202
Dear Lishan Aklog:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Jeffrey M. Gallant, Esq.